March 14, 2007

Mail Stop 4561
Mr. K.V. Kamath
Managing Director and Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 40051, India

> **Re: ICICI Bank Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **File No. 1-15002**

Dear Mr. Kamath:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended March 31, 2006

Operating and Financial Review and Prospects

Segment Revenues and Assets, page 97

General

1.   We see that you have provided comparative annual analysis for your consumer and commercial banking and investment banking segments; however you have not provided such information for your "other" segment. Please revise to present a detailed comparative analysis for your "other" segment.

Financial Statements

Note 22 – Differences between Indian GAAP and US GAAP, page F-59

General

2.   We note your accounting policy for fixed assets and depreciation on page F-32. Please tell us whether you have identified any differences in your accounting for fixed assets and depreciation under Indian GAAP as compared to US GAAP. For example, we note that fixed assets are depreciated by at least the minimum rates prescribed by the Companies Act of 1956 under Indian GAAP, whereas fixed assets are depreciated over their estimated useful lives under US GAAP.

3.   We note your disclosure on page F-32 regarding the change in accounting for profit/premium on securitizations effective February 1, 2006. Please tell us whether you have identified any differences in your accounting for profit/premium on securitizations under Indian GAAP as compared to US GAAP. For example, we note that profit/premium on securitizations is amortized over the life of the securities issued or to be issued by the SPV under Indian GAAP, whereas profit/premium on securitizations is recognized upon completion of the transfer under US GAAP.

a) Allowance for loan losses, page F-60

4.   We note your description of the primary differences in the allowance for loan losses between Indian and US GAAP. We also note the reconciling item related to these differences is presented in the aggregate. To help us gain a better understanding of the quantitative impact of each of these differences, please tell us and disclose the portion of the aggregate reconciling item attributable to each difference.

d) Valuation of Securities, page F-66

5.   We note that under Indian GAAP, during fiscal 2005, the Company transferred Rs. 213,489.4 million investments from the available-for-sale category to the held-to-maturity category in accordance with RBI guidelines. We also note these investments continue to be classified as available-for-sale under US GAAP. Please tell us how you determined these investments should be classified as available-for-sale, rather then held-to-maturity under US GAAP. Refer to paragraphs 7 and 12 of SFAS 115.

<u>Note 23 – Notes under US GAAP</u>

<u>1. Additional Information Required Under US GAAP</u>

<u>*a. Insurance Companies,* page F-68</u>

6. We note that you do not consolidate ICICI Prudential Life and ICICI Lombard General (the Insurance Companies) pursuant to the guidance in EITF 96-16. Tell us if the Insurance Companies are variable interest entities within the scope of FIN 46(R). If so, tell us why they are not required to be consolidated.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon M. Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief